Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

JBT Corporation Announces the Approval of Required Documents to Launch the Voluntary Takeover Offer for Marel hf.

CHICAGO, June 20, 2024 – JBT Corporation (NYSE: JBT), a leading global technology solutions provider to high-value segments of the food and beverage industry, today announced that the Icelandic Financial Supervisory Authority of the Central Bank of Iceland (FSA) has approved the offer document and prospectus related to JBT’s voluntary takeover offer to acquire all issued and outstanding shares of Marel hf. (ICL: Marel). JBT will officially launch the offer on Monday, June 24, 2024.

Voluntary Takeover Offer Summary

The terms of the offer will be consistent with JBT’s prior announcements. Subject to a proration feature, Marel shareholders will have the option to elect to receive either all cash, all JBT common stock, or a combination of cash and JBT common stock in respect of each Marel share as outlined below:

•	All cash: €3.60 in cash

•	All JBT common stock: 0.0407 JBT shares

•	Combination of cash and JBT common stock: €1.26 in cash and 0.0265 JBT shares

The economic terms above utilize a reference share price of $96.25 per share of JBT. Based on both the proration feature and the agreed upon JBT reference share price, the estimated consideration mix will be 65 percent stock and 35 percent cash. This will result in Marel shareholders receiving, in the aggregate, €950 million in cash and holding approximately a 38 percent ownership interest in the combined company.

The combined company will remain listed on the New York Stock Exchange (NYSE) and is in the process of submitting a secondary application to list the JBT shares being issued in connection with the offer on Nasdaq Iceland. The combined company will be named JBT Marel Corporation. The combined company will be headquartered in Chicago, Illinois and Marel’s current facility in Gardabaer, Iceland will be designated as a European headquarters and a global technology center of excellence. Marel shareholders who receive JBT shares as consideration can choose to receive JBT Marel shares listed on either the NYSE or Nasdaq Iceland, subject to the approval of the JBT Marel shares being listed on Nasdaq Iceland.

The offer document containing the terms and conditions of the offer will be sent to Marel’s shareholders. The offer document and the prospectus will also be available on the offer’s website (www.arionbanki.is/marel) and the investor relations websites of JBT (www.jbtc.com) and Marel (www.marel.com/ir).

Transaction Closing Requirements and Timeline

The timeline to close the transaction remains primarily dependent on the regulatory clearance process, including those required under antitrust and competition laws. The waiting period for JBT and Marel’s filing under the U.S. Hart-Scott-Rodino Act has expired, and work to obtain other required approvals under competition and similar laws is in process.

In addition to applicable regulatory clearances, closing of the transaction is subject to at least 90 percent of Marel’s outstanding shares being tendered into the offer, approval by JBT stockholders of the issuance of JBT stock in connection with the offer and satisfaction or waiver of other closing conditions. JBT continues to plan for a transaction close by year end 2024.

Live Webcast of In-Person Meeting in Iceland on June 24, 2024

JBT and Marel will host an open investor meeting on Monday, June 24, 2024, in Iceland at 9:00 AM Eastern Time at the headquarters of Arion Bank. Please register in advance at the following link if you would like to attend the investor meeting in-person as capacity is limited: Registration for In-Person Attendance. A live stream and replay of the event will also be made available on JBT’s Investor Relations Website, Marel’s Investor Relations Website, and Arion Bank’s Website.

Transaction Advisors

Goldman Sachs Co LLC is acting as JBT’s financial advisor and Kirkland & Ellis LLP and LEX are serving as JBT’s legal counsel. Arion banki hf. is acting as JBT’s lead manager for the Icelandic offer and advising on the Icelandic listing, and ABN AMRO is acting as JBT’s Euronext Amsterdam Exchange agent.

About JBT Corporation

JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces, and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT Corporation employs approximately 5,100 people worldwide and operates sales, service, manufacturing, and sourcing operations in more than 25 countries. For more information, please visit www.jbtc.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), and the Private Securities Litigation Reform Act of 1995 (PSLRA), and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that JBT’s stockholders may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the offer in a timely manner or at all; the risk that the offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in the Registration Statement on Form S-4, including the preliminary proxy statement/prospectus contained therein, filed by JBT in connection with the offer; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the SEC) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

No Offer or Solicitation

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Overseas Jurisdictions

The release, publication or distribution of this release in or into jurisdictions other than the United States, Iceland, the Netherlands and Denmark may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United States, Iceland, the Netherlands and Denmark should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the offer disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this release and formal documentation relating to the offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the offer is sent or made available to Marel shareholders in that jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any such jurisdiction.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act, and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the offer, JBT has filed with the SEC a Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus. Additionally, JBT has filed with the FSA a prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the prospectus) and an offer document, which have been approved by the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following the launch of the offer, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://ir.jbtc.com/overview/default.aspx as well as a free copy of the offer document.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the offer. You may obtain free copies of these documents as described in the preceding paragraph.

Investors & Media:

Kedric Meredith

(312) 861-6034

kedric.meredith@jbtc.com

Marlee Spangler

(312) 861-5789

marlee.spangler@jbtc.com